Exhibit 12.2

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Unaudited, in thousands except ratio)

Nine Months Ended September 30, 2004
Earnings:
Income before income taxes(1)	$507,973
Adjustments:
Net interest expense(2)	77,409
QMC interest expense(3)	3,136
Amortization of capitalized interest	12,028
Portion of rental expense representative of interest	2,341
Income of affiliates	617
Minority interest in net income of affiliates	230,354

$833,858

Fixed Charges:
Net interest expense(2)	77,409
Capitalized interest	8,600
Portion of rental expense representative of interest	2,341
Preferred dividends	—

$88,350

Ratio of earnings to fixed charges	9.4

(1)	Pre-tax income before minority interest, equity income, impairment of affiliates and cumulative effect of a change in accounting principle, net of Minority interest in income of subsidiaries.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(3)	Represents interest expense related to Newmont’s guarantee of QMC Finance Pty Ltd debt.